June 16, 2005


BY EDGAR AND VIA FACSIMILE NO. 202-772-9369

Ms. Tamara Brightwell
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W., Mail Stop 05-10
Washington, D.C. 20549-0510

     Re:  Handy Hardware Wholesale,  Inc. (the "Company")
          Amendment  No.  3  to  Registration   Statement  on  Form  S-2,
          No. 333-124252, filed June 16, 2005

Ms. Brightwell:

     The undersigned Registrant hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 10:00 a.m. Washington, D.C. time on Friday, June 17, 2005, or as soon thereafter as practicable.

     The undersigned Registrant acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,



                                       By:  /s/ Tina S. Kirbie
                                       ---------------------------------------
                                       Tina S. Kirbie
                                       Chief Financial Officer